THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION AND PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SUBSCRIPTION AGREEMENT

HEALTH CARE ORIGINALS, INC.
260 EAST MAIN STREET, SUITE 2200
ROCHESTER, NY 14604

Ladies and Gentlemen:

The undersigned understands that Health Care Originals, Inc., a Delaware corporation (the "***Company***"), is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the Securities and Exchange Commission (the "***Form C***").

________[ENTITY NAME]________, a series of Wefunder SPV, LLC, a Delaware limited liability company (the "***Investor***") is interested in making an investment in the Company. In connection with the foregoing, the Investor has received the Form C pursuant to which the Company is offering (i) shares of the Company's Series Seed-4 Preferred Stock, $0.001 par value per share (the "***Series Seed-4 Preferred Stock***") at a purchase price of $1.5175 per share ("***Purchase Price***") and (ii) warrants to purchase shares of the Company's Series Seed-4 Preferred Stock, $0.001 par value per share ("***Warrant Shares***"), substantially in the form attached hereto as **Exhibit A** (each a "***Warrant***"), (x) equal to 150% of the Series Seed-4 Preferred Stock purchased by such investors in the Offering, to investors with an active Wefunder VIP Membership or that are investing up to the first $400,000.00 in the Offering, and (y) equal to 50% of the Series Seed-4 Preferred Stock purchased by such investors in the Offering, to investors investing any amounts above the first $400,000.01 and up to and including the Maximum Offering Amount.

The minimum amount or target amount to be raised in the Offering is $49,998.59 (the "***Target Offering Amount***") and the maximum amount to be raised in the Offering is $1,234,999.165 (the "***Maximum Offering Amount***"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell the Series Seed-4 Preferred Stock as determined by the Company in its sole discretion. The Company is offering the Series Seed-4 Preferred Stock and Warrants to prospective investors through WeFunder Portal LLC (the "***Portal***"). The Portal is registered with the Securities and Exchange Commission (the "***SEC***"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6.0% of gross monies

raised in the Offering. Investors should carefully review the Form C and the accompanying offering statement, which are available on the website of the Portal at www.wefunder.com.

Subject to acceptance by the Company to be indicated by execution and delivery of this Subscription Agreement (this "***Agreement***") and to the terms and conditions of the Form C, the Investor and the Company hereby represent, warrant, covenant and agree as follows:

1. Subscription. The Investor hereby agrees to subscribe to purchase the number of shares of Series Seed-4 Preferred Stock equal to the quotient of the Investor's aggregate purchase amount set forth on the signature page hereto divided by the Purchase Price and shall pay the aggregate purchase amount in the manner specified in the Form C, this Agreement, and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for shares of Series Seed-4 Preferred Stock in the Offering after the Offering campaign deadline as specified in the offering statement and on the Portal's website.

2. Warrant.

(a) *Issuance*. Subject to the terms of this Agreement, the Company shall issue to the Investor, a Warrant equal to 50% of the Series Seed-4 Preferred Stock purchased by such investors in the Offering, with any fractional shares being rounded down to the nearest whole share. The Warrant shall be exercisable for the number of Warrant Shares as set forth on the signature page hereto and at a price per share equal to $0.02, subject to adjustments as set forth in the Warrant ("***Exercise Price***").

(b) *Exercise of Warrant*. Upon execution of this Agreement, the Investor hereby exercises the Warrant, in accordance to the terms and conditions as set forth in the Warrant and this Agreement, by (i) the tender to the Company at its principal office of a notice of exercise, substantially in the form attached hereto as **Exhibit B** ("***Notice of Exercise***"), duly completed and executed by or on behalf of the Investor, together with the surrender of the Warrant and (ii) the payment to the Company of an amount equal to the (x) Exercise Price multiplied by (ii) the number of Warrant Shares subscribed. The Investor shall pay the aggregate Exercise Price for the Warrant Shares in the manner specified in the Form C, this Agreement, the Warrant, and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Warrant after the Offering campaign deadline as specified in the offering statement and on the Portal's website.

3. Representations and Warranties of Investor. The Investor makes the following representations and warranties with the express intention that they be relied upon by the Company in determining the undersigned's suitability to purchase the Series Seed-4 Preferred Stock, Warrant and the Warrant Shares issuable upon exercise of the Warrant (collectively, the "***Securities***"):

(a) The Investor is organized and operated for the sole purpose of directly acquiring, holding, and disposing of the Securities issued by the Company in one or more offerings made in compliance with 17 C.F.R. §§ 227.100 through 227.504 (Regulation Crowdfunding). The Investor will remain in compliance with 17 C.F.R. § 270.3a–9 for so long as the Investor holds the Securities. The Investor has not, and will not, borrow money and shall uses the proceeds from the sale of its securities solely to purchase the Securities. The Investor has issued, and will issue, only one class of securities in one or more offerings under Regulation Crowdfunding in which the Investor and the Company are deemed to be co-issuers under the Securities Act. The Investor has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up,

understands and acknowledges it will not receive any other compensation from the Company, and understands and acknowledges any compensation paid to any person operating the Investor is paid solely by the Company. The Investor shall maintain the same fiscal year-end as the Company and a one-to-one relationship between the number, denomination, type and rights of Securities it owns and the number, denomination, type and rights of its securities outstanding. The Investor will seek instruction from the holders of its securities with regard to: (i) the voting of the Securities it holds and votes the Securities only in accordance with such instructions; and (ii) participating in tender or exchange offers or similar transactions conducted by the Company and participates in such transactions only in accordance with such instructions. The Investor will receive, from the Company, all disclosures and other information required under Regulation Crowdfunding and the Investor will promptly provide such disclosures and other information to its investors and potential investors in the Securities and to Portal. The Investor will provide to each of its investors the right to direct the Investor to assert the rights under state and federal law that such investors would have if he or she had invested directly in the Company and provides to each such investor any information that it receives from the Company as a shareholder of record of the Company.

(b) The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full Purchase Price and/or Exercise Price for the Securities; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(c) Investor is fully aware that the Securities subscribed for hereunder have not been registered with the SEC under the Securities Act or under any state securities law. The Company is under no obligation to so register the Securities and does not contemplate doing so. Investor further understands that the Securities are being sold in reliance on one or more exemptions from registration under federal and state securities laws. Investor will make no transfer of the Securities which is in violation of the Securities Act or any state securities law or statute.

(d) Investor is able (i) to bear the economic risk of Investor's investment in the Securities; (ii) to hold Investor's Securities for an indefinite period of time; and (iii) currently, based on existing conditions, hereafter will be able to afford a complete loss of such investment. Investor understands the business in which the Company is engaged and is capable of making an informed investment decision with respect thereto.

(e) Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C to make the decision to purchase the Securities. In making Investor's decision to invest in the Securities, Investor has relied on independent investigations made by Investor and by Investor's own professional advisors. Investor and Investor's advisors have been given sufficient opportunity to obtain information and to examine this Agreement and the Form C and to ask questions of, and to receive answers from, the Company concerning the Securities, the Company, and the terms and conditions of this investment, and to obtain any additional information to verify the accuracy of any information previously furnished. All such questions have been answered to Investor's full satisfaction.

(f) The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal (as defined in the Form C), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities

provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

(g) The Securities are being purchased solely for Investor's own account, as principal, for investment and not for the interest of any other entity and not with a view to, or in connection with, any resale, distribution, subdivision, or fractionalization of such Securities. Investor has no agreement or other arrangement with any person to sell, transfer, or pledge any part of the Securities subscribed for or any agreement or arrangement that would guarantee Investor any profit or against any loss with respect to such Securities, and Investor has no plans to enter into any such agreement or arrangement.

(h) Investor understands that:

(i) Investor must bear the economic risk of the investment for an indefinite period of time because the Securities cannot be resold unless subsequently registered under the Securities Act or unless an exemption from such registration is available, as established by an opinion of counsel satisfactory to the Company.

(ii) Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

(iii) The exemption provided by Rule 144 promulgated pursuant to the Securities Act ("***Rule 144***") will not be generally available because of the conditions and limitations of Rule 144. In the absence of the availability of Rule 144 any disposition by Investor of any portion of the Securities may require compliance with some other exemption under the Securities Act, and the Company is under no obligation and does not plan to take any action in furtherance of making Rule 144 or any exemption so available.

(iv) The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

(v) No federal or state agency has passed upon or made any recommendations or endorsements of the investment in the Securities.

(vi) Projections relating to the Company are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a series of future events affecting the Company and over which the Company may have limited or no control. There is no assurance that the assumptions on which any financial projections are based will be realized. In light of the foregoing, it is impossible to predict future operating results with any degree of certainty. Because of the number and range of variables and assumptions that are involved in financial projections, some of the assumptions will not materialize and actual results achieved are expected to vary, possibly materially, from those presented.

(vii) Investor's investment in the Company involves certain risks in that, among other factors, (A) successful operation of the Company may depend on factors beyond the control of the Company; (B) the investment in the Company is a speculative investment and involves a high degree of risk of loss; (C) the Securities may not be transferred, sold or encumbered, except in accordance with the terms of a voting agreement; and, accordingly (D) it may not be possible for Investor to liquidate Investor's investment in case of imminent need of funds or any other emergency, if at all.

(viii) The business plan for the Company continues to be developed. There is no assurance that the Company will be able to complete and implement its business plan successfully.

(ix) No public trading market for the Securities exists, and it is currently anticipated that no such market for the Securities will ever exist.

(x) The Purchase Price and/or Exercise Price of the Securities was unilaterally determined by the Company and was not based on negotiation with anyone representing Investor or other potential investors or on the Company's assets, net worth, projected earnings or any other investment criteria.

(xi) Upon execution of this Agreement and payment of the Purchase Price and/or Exercise Price for the Securities, the Securities shall be issued to the Investor on an irrevocable basis and the Company will have no obligation to return such funds to the Investor.

(xii) **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "***IRS***"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

(i) If Investor is not a natural person, (A) Investor has the power and authority to execute this Agreement and each other document required to be executed and delivered by the Investor in connection with this offering, including the Investment Agreements (collectively the "***Transaction Documents***"), and to perform its obligation there under and consummate the transactions contemplated thereby; and (B) the person signing the Transaction Documents on behalf of Investor has been duly authorized to execute and deliver the Transaction Documents. If Investor is an individual, Investor has all requisite legal capacity to acquire and hold the Securities and to execute, deliver and

comply with the terms of each of the Transaction Documents. The execution and delivery by Investor, and compliance by Investor with the Transaction Documents, does not conflict with, or constitute a default under, any instruments governing Investor, any law, regulation or order, or any agreement to which Investor is a party or by which Investor is bound. The Transaction Documents have been duly executed by Investor and constitute valid and legally binding agreements of Investor.

(j) Investor has carefully read and understands this Agreement and the Form C previously provided by the Company to the Investor.

4. Representations and Warranties of the Company. The Company represents and warrants as follows:

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of State of Delaware and is duly authorized to issue the Securities and execute and deliver this Agreement and when executed and delivered, this Agreement will constitute a legal, valid, and binding obligation of the Company.

(b) The Securities, when issued in accordance with this Agreement, shall be duly authorized, validly issued, fully paid and non-assessable, free and clear of any liens, and except as set forth in the Investment Agreements by and among the Company and certain shareholders of the Company, free of any other limitations or restrictions, including any restriction on the right to vote, sell, or otherwise dispose of the Securities.

5. Additional Agreements of Investor. Investor agrees that:

(a) Investor will not transfer or assign this Agreement or any of the Investor's interest herein.

(b) Investor may not cancel, terminate, or revoke this Agreement, and this Agreement shall be binding upon the Investor and the Investor's permitted assigns, legal representatives, heirs, legatees, and distributees.

(c) Investor shall indemnify, hold harmless, and defend the Company and its officers, directors, and affiliates with respect to any and all loss, damage, expense, claim, action, or liability any of them may incur as a result of the breach or untruth of any of the representations, warranties, and agreements of Investor set forth in this Agreement. If the Company or anyone acting on its behalf discovers any breach or untruth of any such representations, warranties, and agreements, the Company may, at its option, forthwith rescind the sale of any Securities to the Investor.

(d) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company:

(i) the holders of shares of the Series Seed-4 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to one (1) times the Purchase Price herein. If upon any such liquidation, dissolution, or winding up of the Company, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed-4 Preferred Stock the full amount to which they shall be entitled pursuant to the Amended and Restated Certificate of Incorporation, the holders of shares of Series Seed-4 Preferred Stock shall share ratably in any

distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full; and

(ii) the holders of the Common Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders after the payment in full of all liquidation amounts required to be paid to the holders of shares of Preferred Stock. The remaining assets of the Company available for distribution to its stockholders or in the case of a liquidation, dissolution, or winding up of the Company, the consideration not payable to the holders of the Preferred Stock pursuant to the Amended and Restated Certificate of Incorporation of the Company, shall be distributed among the holders of shares of Common Stock pro rata, based on the number of shares of Common Stock held by each such holder.

6. Further Agreements. To the extent Investor's subscription is accepted by the Company, the Investor agrees that the Securities may become subject to the terms of, or may be required to execute, one or more agreements with the Company, including, that certain (i) Investors' Rights Agreement dated September 10, 2024, (ii) Right of First Refusal and Co-Sale Agreement dated September 10, 2024, and (ii) Voting Agreement dated September 10, 2024 (collectively, the "***Investment Agreements***"), and Investor shall execute and deliver any Investment Agreement in its capacity as a shareholder of the Company and/or any and all other documents requested by the Company to reflect that Investor and the Securities shall be subject to the terms and conditions of any Investment Agreement. If so requested by the Company or any representative of the underwriters (the "***Managing Underwriter***") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Securities or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "***Market Standoff Period***"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

7. Tax Matters. The Investor acknowledges and agrees that the Company has not provided and will not provide any tax advice to Investor in connection with the Investor's investment in the Securities. Further, the Investor agrees that the Company shall not be responsible for any of the Investor's tax reporting obligations that may arise as a result of Investor's investment in the Securities.

8. Costs. The Investor shall be required to bear all expenses that it has incurred in connection with the Investor's subscription of the Securities, including, but not limited to, any fees which may be payable to investment advisors, Investor representatives or any other persons consulted by the Investor in connection with the subscription of the Securities. The Investor acknowledges and agrees to the compensation payable by the Company to WeFunder Portal LLC as set forth in the Form C.

9. Miscellaneous.

(a) Modification. Subject to the terms hereof, neither this Agreement nor any provision hereof will be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

(b) Assignment. The terms and provisions of this Agreement will be binding upon and inure to the benefit of the Investor, the Company and their respective successors and assigns;

provided that this Agreement will not be assignable by any party without the prior written consent of the other party.

(c) Miscellaneous; Severability. All representations, warranties, agreements and covenants made or deemed to be made by the Investor and the Company herein will survive the execution and delivery, and acceptance, of this offer and the closing of the sale of the Securities (the "***Closing***"). This Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, will be deemed to be an original and all of which together will constitute one and the same document. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

(d) Governing Law; Venue; and Waiver of Jury Trial. This Agreement, any amendment, addendum, exhibit, supplement or other document relating hereto, and any and all disputes arising herefrom or related hereto, will be governed by and construed in accordance with the laws of the State of Delaware governing disputes occurring, and contracts made and to be performed, wholly therein, and without reference to its principles governing the choice or conflict of laws. The parties hereto irrevocably attorn and submit to the exclusive jurisdiction of the state and federal courts in the State of Delaware or the United States District Court for the District of Delaware with respect to any dispute related to or arising from this Agreement. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

(e) Facsimile/Electronic Subscriptions. The Company will be entitled to rely on delivery by facsimile machine or electronic means (e.g., via e-mail transmission of .pdf copy of signed agreement) of an executed copy of this Agreement, and acceptance by the Company of such copy will be legally effective to create a valid and binding agreement between the Investor and the Company in accordance with the terms hereof. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

(f) Entire Agreement and Headings. This Agreement contains the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein. This Agreement may be amended or modified in any respect by written instrument only. The headings contained herein are for convenience only and will not affect the meanings or interpretation hereof.

(g) Effective Date. This Agreement is intended to and will take effect on the date of the Closing, notwithstanding its actual date of execution or delivery by any of the parties.

(h) Survival. The Investor's representations and warranties are true and accurate as of the date of Investor's subscription to purchase the Securities and will be true and correct as of the date that the purchase of Securities subscribed for is consummated, and each such representation and warranty shall survive such purchase. Investor agrees to notify the Company immediately if any representation or warranty contained in this Agreement becomes false, incorrect or untrue prior to

Investor's purchase of the Securities, or if the any warranty or covenant of the Investor contained in this Agreement is breached or is reasonably certain to be breached in the future. Investor further agrees to provide such information and execute and deliver such documents as the Company may reasonably request to verify the accuracy of Investor's representations and warranties herein or to comply with any law or regulation to which the Company may be subject.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Series Seed-4 Preferred Stock: [SHARES]

Aggregate Purchase Amount: $[AMOUNT]

COMPANY:

Health Care Originals, Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A
Form of Warrant

THIS WARRANT AND THE UNDERLYING SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "*ACT*"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS IN ACCORDANCE WITH APPLICABLE REGISTRATION REQUIREMENTS OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE, TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THIS WARRANT MUST BE SURRENDERED TO THE COMPANY OR ITS TRANSFER AGENT AS A CONDITION PRECEDENT TO THE SALE, TRANSFER, PLEDGE OR HYPOTHECATION OF ANY INTEREST IN ANY OF THE SECURITIES REPRESENTED HEREBY.

WARRANT TO PURCHASE SHARES OF SERIES SEED-4 PREFERRED STOCK
of
HEALTH CARE ORIGINALS, INC.

Dated as of [EFFECTIVE DATE]

Void after the date specified in Section 8

No. [___]

Warrant to Purchase

That Certain Number of Shares of Series Seed-4 Preferred Stock (subject to adjustment) under the Purchase Agreement

THIS CERTIFIES THAT, in consideration of the sum of $[AMOUNT], [ENTITY_NAME], or its registered assigns (the "***Holder***"), is entitled, subject to the provisions and upon the terms and conditions set forth herein, to purchase from Health Care Originals, Inc., a Delaware corporation (the "***Company***"), shares of the Company's Series Seed-4 Preferred Stock, $0.001 par value per share (the "***Shares***"), in the amounts, at such times and at the price per share set forth in Section 1. The term "***Warrant***" as used herein shall include this Warrant and any warrants delivered in substitution or exchange therefor as provided herein. This Warrant is issued in connection with the issuance of Series Seed-4 Preferred Stock pursuant to that certain Subscription Agreement in connection with an offering under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Purchase Agreement***"). The holder of this Warrant is party to and subject to certain restrictions set forth in the Purchase Agreement, the Investor Rights Agreement, dated September 10, 2024, by and among the Company and the other parties named therein (the "***Rights Agreement***"), the Voting Agreement, dated September 10, 2024, by and among the Company and the other parties named therein (the "***Voting Agreement***"), and the Right of First Refusal and Co-Sale Agreement, dated September 10, 2024, by and among the Company and the other parties named therein (the "***Co-Sale Agreement***" and, together with the Purchase Agreement, the Rights Agreement and the Voting Agreement, the "***Series Seed Transaction Documents***").

The following is a statement of the rights of the Holder and the conditions to which this Warrant is subject, and to which Holder, by acceptance of this Warrant, agrees:

1. **Number and Price of Shares; Exercise Period.**

(a) ***Number of Shares.*** Subject to any previous exercise of the Warrant, the Holder shall have the right to purchase up to that certain number of Shares under the Purchase Agreement, as may be adjusted pursuant hereto, prior to (or in connection with) the expiration of this Warrant as provided in Section 8.

(b) ***Exercise Price.*** The exercise price per Share shall be equal to $0.02, subject to adjustment pursuant hereto (the "***Exercise Price***")

(c) ***Exercise Period.*** This Warrant shall be exercisable, in whole or in part, prior to (or in connection with) the expiration of this Warrant as set forth in Section 8.

2. **Exercise of the Warrant.**

(a) ***Exercise.*** The purchase rights represented by this Warrant may be exercised at the election of the Holder, in whole or in part, in accordance with Section 1, by:

(i) the tender to the Company at its principal office (or such other office or agency as the Company may designate) of a notice of exercise in the form of Exhibit A (the "***Notice of Exercise***"), duly completed and executed by or on behalf of the Holder, together with the surrender of this Warrant; and

(ii) the payment to the Company of an amount equal to (x) the Exercise Price multiplied by (y) the number of Shares being purchased, by wire transfer or certified, cashier's or other check acceptable to the Company and payable to the order of the Company.

(b) ***Net Issue Exercise.*** In lieu of exercising this Warrant pursuant to Section 2(a)(ii), if the fair market value of one Share is greater than the Exercise Price (at the date of calculation as set forth below), the Holder may elect to receive a number of Shares equal to the value of this Warrant (or of any portion of this Warrant being canceled) by surrender of this Warrant at the principal office of the Company (or such other office or agency as the Company may designate) together with a properly completed and executed Notice of Exercise reflecting such election, in which event the Company shall issue to the Holder that number of Shares computed using the following formula:

$$X = \frac{Y(A - B)}{A}$$

Where:

X = The number of Shares to be issued to the Holder

Y = The number of Shares purchasable under this Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being canceled (at the date of such calculation)

A = The fair market value of one Share (at the date of such calculation)

B = The Exercise Price (as adjusted to the date of such calculation)

For purposes of the calculation above, the fair market value of one Share shall be determined by the Board of Directors of the Company, acting in good faith; *provided, however,* that:

(i) where a public market exists for the Company's common stock at the time of such exercise, the fair market value per Share shall be the average of the closing bid prices of the common stock or the closing price quoted on the national securities exchange on which the common stock is listed as published in the *Wall Street Journal*, as applicable, for the ten (10) trading day period ending five (5) trading days prior to the date of determination of fair market value; and

(ii) if the Warrant is exercised in connection with the Company's initial public offering of common stock, the fair market value per Share shall be the per share offering price to the public of the Company's initial public offering.

(c) ***Stock Certificates.*** The rights under this Warrant shall be deemed to have been exercised and the Shares issuable upon such exercise shall be deemed to have been issued immediately prior to the close of business on the date this Warrant is exercised in accordance with its terms, and the person entitled to receive the Shares issuable upon such exercise shall be treated for all purposes as the holder of record of such Shares as of the close of business on such date. As promptly as reasonably practicable on or after such date, the Company shall issue and deliver to the person or persons entitled to receive the same a certificate or certificates (or a notice of issuance of uncertificated shares, if applicable) for that number of shares issuable upon such exercise. In the event that the rights under this Warrant are exercised in part and have not expired, the Company shall execute and deliver a new Warrant reflecting the number of Shares that remain subject to this Warrant.

(d) ***No Fractional Shares or Scrip.*** No fractional shares or scrip representing fractional shares shall be issued upon the exercise of the rights under this Warrant. In lieu of such fractional share to which the Holder would otherwise be entitled, the Company shall make a cash payment equal to the Exercise Price multiplied by such fraction.

(e) ***Reservation of Stock.*** The Company agrees during the term the rights under this Warrant are exercisable to take all reasonable action to reserve and keep available from its authorized and unissued shares of capital stock for the purpose of effecting the exercise of this Warrant such number of shares as shall from time to time be sufficient to effect the exercise of the rights under this Warrant and such number of shares of common stock as shall from time to time be sufficient to effect the conversion of Series Seed-4 Preferred Stock; and if at any time the number of authorized but unissued shares of capital stock shall not be sufficient for purposes of the exercise of this Warrant and the common stock issuable upon conversion thereof in accordance with its terms, without limitation of such other remedies as may be available to the Holder, the Company will use all reasonable efforts to take such corporate action as may be necessary to increase its authorized and unissued shares of its capital stock to a number of shares as shall be sufficient for such purposes. The Company represents and warrants that all shares that may be issued upon the exercise of this Warrant will, when issued in accordance with the terms hereof, be validly issued, fully paid and nonassessable.

3. **Replacement of the Warrant.** Subject to the receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, the Company at the expense of the Holder shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor and amount.

4. Transfer of the Warrant.

(a) ***Warrant Register.*** The Company shall maintain a register (the "***Warrant Register***") containing the name and address of the Holder or Holders. Until this Warrant is transferred on the Warrant Register in accordance herewith, the Company may treat the Holder as shown on the Warrant Register as the absolute owner of this Warrant for all purposes, notwithstanding any notice to the contrary. Any Holder of this Warrant (or of any portion of this Warrant) may change its address as shown on the Warrant Register by written notice to the Company requesting a change.

(b) ***Warrant Agent.*** The Company may appoint an agent for the purpose of maintaining the Warrant Register referred to in Section 4(a), issuing the Shares or other securities then issuable upon the exercise of the rights under this Warrant, exchanging this Warrant, replacing this Warrant or conducting related activities.

(c) ***Transferability of the Warrant.*** Subject to the provisions of this Warrant with respect to compliance with the Securities Act of 1933, as amended (the "***Securities Act***") and limitations on assignments and transfers, including without limitation compliance with the restrictions on transfer set forth in Section 5, title to this Warrant may be transferred by endorsement (by the transferor and the transferee executing the assignment form attached as Exhibit B (the "***Assignment Form***")) and delivery in the same manner as a negotiable instrument transferable by endorsement and delivery.

(d) ***Exchange of the Warrant upon a Transfer.*** On surrender of this Warrant (and a properly endorsed Assignment Form) for exchange, subject to the provisions of this Warrant with respect to compliance with the Securities Act and limitations on assignments and transfers, the Company shall issue to or on the order of the Holder a new warrant or warrants of like tenor, in the name of the Holder or as the Holder (on payment by the Holder of any applicable transfer taxes) may direct, for the number of shares issuable upon exercise hereof, and the Company shall register any such transfer upon the Warrant Register. This Warrant (and the securities issuable upon exercise of the rights under this Warrant) must be surrendered to the Company or its warrant or transfer agent, as applicable, as a condition precedent to the sale, pledge, hypothecation or other transfer of any interest in any of the securities represented hereby.

(e) ***[Reserved].***

(f) ***Taxes.*** In no event shall the Company be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate, or a book entry, in a name other than that of the Holder, and the Company shall not be required to issue or deliver any such certificate, or make such book entry, unless and until the person or persons requesting the issue or entry thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or is not payable.

5. Restrictions on Transfer of the Warrant and Securities; Compliance with Securities Laws.

By acceptance of this Warrant, the Holder agrees to comply with the following:

(a) ***Restrictions on Transfers.*** Subject to Section 5(b), this Warrant may not be transferred or assigned in whole or in part without the Company's prior written consent (which shall not be unreasonably withheld), and any attempt by Holder to transfer or assign any rights, duties or obligations that arise under this Warrant without such permission shall be void. Any transfer of this Warrant or the Shares, or the shares of common stock issuable upon conversion of the Shares (the "***Securities***") must be in compliance with all applicable federal and state securities laws. The Holder agrees

not to make any sale, assignment, transfer, pledge or other disposition of all or any portion of the Securities, or any beneficial interest therein, unless and until the transferee thereof has agreed in writing for the benefit of the Company to take and hold such Securities subject to, and to be bound by, the terms and conditions set forth in this Warrant to the same extent as if the transferee were the original Holder hereunder, and

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement, or

(ii) (A) such Holder shall have given prior written notice to the Company of such Holder's intention to make such disposition and shall have furnished the Company with a detailed description of the manner and circumstances of the proposed disposition, (B) the transferee shall have confirmed to the satisfaction of the Company in writing, substantially in the form of Exhibit A-1, that the Securities are being acquired (i) solely for the transferee's own account and not as a nominee for any other party, (ii) for investment and (iii) not with a view toward distribution or resale, and shall have confirmed such other matters related thereto as may be reasonably requested by the Company, (C) the transferee shall become a party to the Rights Agreement, the Co-Sale Agreement, and the Voting Agreement, and (D) such Holder shall have furnished the Company with (i) an opinion of counsel, reasonably satisfactory to the Company, to the effect that such disposition will not require registration of such Securities under the Securities Act or (ii) a "no action" letter from the Securities and Exchange Commission to the effect that the transfer of such Securities without registration will not result in a recommendation by the staff of the Securities and Exchange Commission that action be taken with respect thereto, whereupon such Holder shall be entitled to transfer such Securities in accordance with the terms of the notice delivered by the Holder to the Company.

(b) ***Permitted Transfers.*** Permitted transfers with respect to Section 5(a) include (i) a transfer not involving a change in beneficial ownership, or (ii) transactions involving the distribution without consideration of Securities by any Holder to (x) a parent, subsidiary or other affiliate of a Holder that is a corporation, (y) any of the Holder's partners, members or other equity owners, or retired partners or members, or to the estate of any of its partners, members or other equity owners or retired partners or members, or (z) a venture capital fund that is controlled by or under common control with one or more general partners or managing members of, or shares the same management company with, the Holder; *provided*, in each case, that the Holder shall give written notice to the Company of the Holder's intention to effect such disposition and shall have furnished the Company with a detailed description of the manner and circumstances of the proposed disposition.

(c) ***Investment Representation Statement.*** Unless the rights under this Warrant are exercised pursuant to an effective registration statement under the Securities Act that includes the Securities with respect to which the Warrant was exercised, it shall be a condition to any exercise of the rights under this Warrant that the Holder shall have confirmed to the satisfaction of the Company in writing, substantially in the form of Exhibit A-1, that the Shares so purchased are being acquired solely for the Holder's own account and not as a nominee for any other party, for investment and not with a view toward distribution or resale and that the Holder shall have confirmed such other matters related thereto as may be reasonably requested by the Company.

(d) ***Securities Law Legend.*** Each certificate, instrument or book entry representing the Securities shall (unless otherwise permitted by the provisions of this Warrant) be notated with a legend substantially similar to the following (in addition to any legend required by state securities laws) which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES

LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS IN ACCORDANCE WITH APPLICABLE REGISTRATION REQUIREMENTS OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THIS CERTIFICATE MUST BE SURRENDERED TO THE COMPANY OR ITS TRANSFER AGENT AS A CONDITION PRECEDENT TO THE SALE, TRANSFER, PLEDGE OR HYPOTHECATION OF ANY INTEREST IN ANY OF THE SECURITIES REPRESENTED HEREBY.

THESE SECURITIES HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE ACT, AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

(e) ***Market Stand-off Legend.*** Each certificate, instrument or book entry representing the Securities issued upon exercise hereof shall also be notated with a legend in substantially the following form:

THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE, INCLUDING A LOCK-UP PERIOD IN THE EVENT OF A PUBLIC OFFERING, AS SET FORTH IN THE WARRANT PURSUANT TO WHICH THESE SHARES WERE ISSUED, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE COMPANY.

(f) ***Instructions Regarding Transfer Restrictions.*** The Holder consents to the Company making a notation on its records and giving instructions to any transfer agent in order to implement the restrictions on transfer established in this Section 5.

(g) ***Removal of Legend.*** The legend referring to federal and state securities laws identified in Section 5(d) notated on any certificate evidencing the Securities and the stock transfer instructions and record notations with respect to such securities shall be removed, and the Company shall issue a certificate without such legend to the holder of such securities (to the extent the securities are certificated), if (i) such securities are registered under the Securities Act, or (ii) such holder provides the Company with an opinion of counsel reasonably acceptable to the Company to the effect that a sale or transfer of such securities may be made without registration, qualification or legend.

6. ***No Transfers to Bad Actors; Notice of Bad Actor Status.*** The Holder agrees not to sell, assign, transfer, pledge or otherwise dispose of any securities of the Company, or any beneficial interest therein, to any person (other than the Company) unless and until the proposed transferee confirms to the reasonable satisfaction of the Company that neither the proposed transferee nor any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members nor any person that would be deemed a beneficial owner of those securities (in accordance with Rule 506(d) of the Securities Act) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act, except as set forth in Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed, reasonably in advance of the transfer, in writing in reasonable detail to the Company. The Holder will promptly notify the Company in writing if the Holder or, to the Holder's knowledge, any person specified in Rule 506(d)(1) under the

Securities Act becomes subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act.

7. **Adjustments.** Subject to the expiration of this Warrant pursuant to Section 8, the number and kind of shares purchasable hereunder and the Exercise Price therefor are subject to adjustment from time to time, as follows:

(a) ***Merger or Reorganization.*** If at any time there shall be any reorganization, recapitalization, merger or consolidation (a "***Reorganization***") involving the Company (other than as otherwise provided for herein or as would cause the expiration of this Warrant under Section 8) in which shares of the Company's stock are converted into or exchanged for securities, cash or other property, then, as a part of such Reorganization, lawful provision shall be made so that the Holder shall thereafter be entitled to receive upon exercise of this Warrant, the kind and amount of securities, cash or other property of the successor corporation resulting from such Reorganization, equivalent in value to that which a holder of the Securities deliverable upon exercise of this Warrant would have been entitled in such Reorganization if the right to purchase the Securities hereunder had been exercised immediately prior to such Reorganization. In any such case, appropriate adjustment (as determined in good faith by the Board of Directors of the successor corporation) shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Holder after such Reorganization to the end that the provisions of this Warrant shall be applicable after the event, as near as reasonably may be, in relation to any shares or other securities deliverable after that event upon the exercise of this Warrant.

(b) ***Reclassification of Securities.*** If the securities issuable upon exercise of this Warrant are changed into the same or a different number of securities of any other class or classes by reclassification, capital reorganization or otherwise (other than as otherwise provided for herein) (a "***Reclassification***"), then, in any such event, in lieu of the number of Securities which the Holder would otherwise have been entitled to receive, the Holder shall have the right thereafter to exercise this Warrant for a number of shares of such other class or classes of stock that a holder of the number of securities deliverable upon exercise of this Warrant immediately before that change would have been entitled to receive in such Reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(c) ***Subdivisions and Combinations.*** In the event that the outstanding shares of capital stock are subdivided (by stock split, by payment of a stock dividend or otherwise) into a greater number of shares of such securities, the number of Securities issuable upon exercise of the rights under this Warrant immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately increased, and the Exercise Price shall be proportionately decreased, and in the event that the outstanding shares of common stock are combined (by reclassification or otherwise) into a lesser number of shares of such securities, the number of Securities issuable upon exercise of the rights under this Warrant immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately decreased, and the Exercise Price shall be proportionately increased.

(d) ***Notice of Adjustments.*** Upon any adjustment in accordance with this Section 6, the Company shall give notice thereof to the Holder, which notice shall state the event giving rise to the adjustment, the Exercise Price as adjusted and the number of securities or other property purchasable upon the exercise of the rights under this Warrant, setting forth in reasonable detail the method of calculation of each. The Company shall, upon the written request of any Holder, furnish or cause to be furnished to such Holder a certificate setting forth (i) such adjustments, (ii) the Exercise Price at the time in effect and (iii) the number of securities and the amount, if any, of other property that at the time would be received upon exercise of this Warrant.

8. **Notification of Certain Events.** Prior to the expiration of this Warrant pursuant to Section 8, in the event that the Company shall authorize:

(a) the issuance of any dividend or other distribution on the capital stock of the Company (other than (i) dividends or distributions otherwise provided for in Section 6, (ii) repurchases of common stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase; or (iii) repurchases of common stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to rights of first refusal or first offer contained in agreements providing for such rights), whether in cash, property, stock or other securities;

(b) the voluntary liquidation, dissolution or winding up of the Company; or

(c) any transaction resulting in the expiration of this Warrant pursuant to Section 8(b) or 8(c);

the Company shall send to the Holder of this Warrant at least 10 days prior written notice of the date on which a record shall be taken for any such dividend or distribution specified in clause (a) or the expected effective date of any such other event specified in clause (b) or (c), as applicable. The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent of the holders of a majority of the Shares issuable upon exercise of the rights under the Warrants.

9. **Expiration of the Warrant.** This Warrant shall expire and shall no longer be exercisable as of the earlier of:

(a) 5:00 p.m., Eastern time, on the ten year anniversary of the date first set forth above;

(b) (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is a party (including, without limitation, any stock acquisition, reorganization, merger or consolidation, but excluding any sale of stock for capital raising purposes and any transaction effected primarily for purposes of changing the Company's jurisdiction of incorporation) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of transactions, as a result of shares in the Company held by such holders prior to such transaction or series of transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent), or (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Company; or

(c) immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act covering the offering and sale of the Company's common stock.

10. **Financing Agreements**. Holder and the Company expressly agree that this Warrant and the Securities shall be shares subject to Holder's rights and obligations set forth in the Series Seed Transaction Documents, including, without limitation, the market stand-off provisions contained in Section 2.11 of the Rights Agreement and the drag-along provision contained in Section 3 of the Voting Agreement, and such Shares shall be treated as Registrable Securities (as defined in the Rights Agreement).

Holder acknowledges that Holder has received a copy of, and has read and understood, the Series Seed Transaction Documents.

11. **No Rights as a Stockholder.** Nothing contained herein shall entitle the Holder to any rights as a stockholder of the Company or to be deemed the holder of any securities that may at any time be issuable on the exercise of the rights hereunder for any purpose nor shall anything contained herein be construed to confer upon the Holder, as such, any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, change of par value or change of stock to no par value, consolidation, merger, conveyance or otherwise) or to receive notice of meetings, or to receive dividends or subscription rights or any other rights of a stockholder of the Company until the rights under the Warrant shall have been exercised and the Shares purchasable upon exercise of the rights hereunder shall have become deliverable as provided herein.

12. **Representations and Warranties of the Holder.** By acceptance of this Warrant, the Holder represents and warrants to the Company as follows:

(a) ***No Registration.*** The Holder understands that the Securities have not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the *bona fide* nature of the investment intent and the accuracy of the Holder's representations as expressed herein or otherwise made pursuant hereto.

(b) ***Investment Intent.*** The Holder is acquiring the Securities for investment for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, any distribution thereof. The Holder has no present intention of selling, granting any participation in, or otherwise distributing the Securities, nor does it have any contract, undertaking, agreement or arrangement for the same.

(c) ***Investment Experience.*** The Holder has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company, and has such knowledge and experience in financial or business matters so that it is capable of evaluating the merits and risks of its investment in the Company and protecting its own interests.

(d) ***Speculative Nature of Investment.*** The Holder understands and acknowledges that the Company has a limited financial and operating history and that its investment in the Company is highly speculative and involves substantial risks. The Holder can bear the economic risk of its investment and is able, without impairing its financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of its investment.

(e) ***Access to Data.*** The Holder has had an opportunity to ask questions of officers of the Company, which questions were answered to its satisfaction. The Holder believes that it has received all the information that it considers necessary or appropriate for deciding whether to acquire the Securities. The Holder understands that any such discussions, as well as any information issued by the Company, were intended to describe certain aspects of the Company's business and prospects, but were not necessarily a thorough or exhaustive description. The Holder acknowledges that any business plans prepared by the Company have been, and continue to be, subject to change and that any projections included in such business plans or otherwise are necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the projections will not materialize or will vary significantly from actual results.

(f) ***[Reserved]***.

(g) ***Residency.*** The residency of Holder (or, in the case of a partnership or corporation, such entity's principal place of business) is correctly set forth on the signature page hereto.

(h) ***Restrictions on Resales.*** The Holder acknowledges that the Securities must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available. The Holder is aware of the provisions of Rule 144 promulgated under the Securities Act, which permit resale of shares purchased in a private placement subject to the satisfaction of certain conditions, which may include, among other things, the availability of certain current public information about the Company; the resale occurring not less than a specified period after a party has purchased and paid for the security to be sold; the number of shares being sold during any three-month period not exceeding specified limitations; the sale being effected through a "broker's transaction," a transaction directly with a "market maker" or a "riskless principal transaction" (as those terms are defined in the Securities Act or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder); and the filing of a Form 144 notice, if applicable. The Holder acknowledges and understands that the Company may not be satisfying the current public information requirement of Rule 144 at the time the Holder wishes to sell the Securities and that, in such event, the Holder may be precluded from selling the Securities under Rule 144 even if the other applicable requirements of Rule 144 have been satisfied. The Holder acknowledges that, in the event the applicable requirements of Rule 144 are not met, registration under the Securities Act or an exemption from registration will be required for any disposition of the Securities. The Holder understands that, although Rule 144 is not exclusive, the Securities and Exchange Commission has expressed its opinion that persons proposing to sell restricted securities received in a private offering other than in a registered offering or pursuant to Rule 144 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales and that such persons and the brokers who participate in the transactions do so at their own risk.

(i) ***No Public Market.*** The Holder understands and acknowledges that no public market now exists for any of the securities issued by the Company and that the Company has made no assurances that a public market will ever exist for the Company's securities.

(j) ***Brokers and Finders.*** The Holder has not engaged any brokers, finders or agents in connection with the Securities, and the Company has not incurred nor will incur, directly or indirectly, as a result of any action taken by the Holder, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with the Securities.

(k) ***Legal Counsel.*** The Holder has had the opportunity to review this Warrant, the exhibits and schedules attached hereto and the transactions contemplated by this Warrant with its own legal counsel. The Holder is not relying on any statements or representations of the Company or its agents for legal advice with respect to this investment or the transactions contemplated by this Warrant.

(l) ***Tax Advisors.*** The Holder has reviewed with its own tax advisors the U.S. federal, state and local and non-U.S. tax consequences of this investment and the transactions contemplated by this Warrant. With respect to such matters, the Holder relies solely on any such advisors and not on any statements or representations of the Company or any of its agents, written or oral. The Holder understands that it (and not the Company) shall be responsible for its own tax liability that may arise as a result of this investment and the transactions contemplated by this Warrant.

(m) ***No "Bad Actor" Disqualification.*** Neither (i) the Holder, (ii) any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members, nor (iii) any beneficial owner of any of the Company's voting equity securities (in accordance with Rule 506(d) of the Securities Act) held by the Holder is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act, except as set forth in Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed, reasonably in advance of the acceptance of this Warrant, in writing in reasonable detail to the Company.

13. Miscellaneous.

(a) ***Amendments.*** Except as expressly provided herein, neither this Warrant nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Warrant and signed by the Company and the holders of warrants representing not less than a majority of the Shares issuable upon exercise of any and all outstanding Warrants, which does not need to include the consent of the Holder. Any amendment, waiver, discharge or termination effected in accordance with this Section 12(a) shall be binding upon each holder of the Warrants, each future holder of such Warrants and the Company; *provided, however,* that no special consideration or inducement may be given to any such holder in connection with such consent that is not given ratably to all such holders, and that such amendment must apply to all such holders equally and ratably in accordance with the number of shares issuable upon exercise of the Warrants. The Company shall promptly give notice to all holders of Warrants of any amendment effected in accordance with this Section 12(a).

(b) ***Waivers.*** No waiver of any single breach or default shall be deemed a waiver of any other breach or default theretofore or thereafter occurring.

(c) ***Notices.*** All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, sent by electronic mail (if to the Holder) or otherwise delivered by hand, messenger or courier service addressed:

(i) if to the Holder, to the Holder at the Holder's address or electronic mail address as shown in the Company's records, as may be updated in accordance with the provisions hereof, or until any such Holder so furnishes an address or electronic mail address to the Company, then to and at the address or electronic mail address of the last holder of this Warrant for which the Company has contact information in its records; or

(ii) if to the Company, to the attention of the Chief Executive Officer or Chief Financial Officer of the Company at the Company's address as shown on the signature page hereto, or at such other current address as the Company shall have furnished to the Holder, with a copy (which shall not constitute notice) to James Huie, Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, CA 94304-1050.

Each such notice or other communication shall for all purposes of this Warrant be treated as effective or having been given (i) if delivered by hand, messenger or courier service, when delivered (or if sent via a nationally-recognized overnight courier service, freight prepaid, specifying next-business-day delivery, one business day after deposit with the courier), or (ii) if sent by mail, at the earlier of its receipt or five days after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid, or (iii) if sent via electronic mail, upon confirmation of

delivery when directed to the relevant electronic mail address, if sent during normal business hours of the recipient, or if not sent during normal business hours of the recipient, then on the recipient's next business day. In the event of any conflict between the Company's books and records and this Warrant or any notice delivered hereunder, the Company's books and records will control absent fraud or error.

(d) ***Governing Law.*** This Warrant and all actions arising out of or in connection with this Warrant shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law provisions of the State of Delaware, or of any other state.

(e) ***Jurisdiction and Venue.*** Each of the Holder and the Company irrevocably consents to the exclusive jurisdiction of, and venue in, the state courts in King County in the State of Delaware (or in the event of exclusive federal jurisdiction, the courts of the District of Delaware), in connection with any matter based upon or arising out of this Warrant or the matters contemplated herein, and agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons.

(f) ***Titles and Subtitles.*** The titles and subtitles used in this Warrant are used for convenience only and are not to be considered in construing or interpreting this Warrant. All references in this Warrant to sections, paragraphs and exhibits shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits attached hereto.

(g) ***Severability.*** If any provision of this Warrant becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Warrant, and such illegal, unenforceable or void provision shall be replaced with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, unenforceable or void provision. The balance of this Warrant shall be enforceable in accordance with its terms.

(h) ***Waiver of Jury Trial; Judicial Reference.*** **EACH OF THE HOLDER AND THE COMPANY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS WARRANT.** If the waiver of jury trial set forth in this paragraph is not enforceable, then any claim or cause of action arising out of or relating to this Warrant shall be settled by judicial reference pursuant to Delaware Code of Civil Procedure before a referee sitting without a jury, such referee to be mutually acceptable to the parties or, if no agreement is reached, by a referee appointed by the Presiding Judge of the Delaware Superior Court for King County. This paragraph shall not restrict the Holder or the Company from exercising remedies under the Uniform Commercial Code or from exercising pre-judgment remedies under applicable law.

(i) ***California Corporate Securities Law.*** THE SALE OF THE SECURITIES THAT ARE THE SUBJECT OF THIS WARRANT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102, OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS WARRANT ARE EXPRESSLY CONDITIONED UPON THE QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

(j) ***Rights and Obligations Survive Exercise of the Warrant.*** Except as otherwise provided herein, the rights and obligations of the Company and the Holder under this Warrant shall survive exercise of this Warrant.

(k) ***Entire Agreement.*** Except as expressly set forth herein, this Warrant (including the exhibits attached hereto) constitutes the entire agreement and understanding of the Company and the Holder with respect to the subject matter hereof and supersede all prior agreements and understandings relating to the subject matter hereof.

(*signature page follows*)

The Company and the Holder sign this Warrant as of the date stated on the first page.

HEALTH CARE ORIGINALS, INC.

Signed by:

By: Sharon Samjitsingh

67B52ABF37DD441...

Name: Sharon Samjitsingh

Title: CEO

Address:

AGREED AND ACKNOWLEDGED,

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

<u>EXHIBIT B</u>
Notice of Exercise

EXHIBIT A

NOTICE OF EXERCISE

TO: **HEALTH CARE ORIGINALS, INC. (the "*Company*")**

Attention: **CEO**

(1) **Exercise.** The undersigned elects to purchase the following pursuant to the terms of the attached warrant:

Number of shares: Such number of Shares set forth and calculated under the Purchase Agreement

Type of security: Series Seed-4 Preferred Stock

(2) **Method of Exercise.** The undersigned elects to exercise the attached warrant pursuant to:

X A cash payment, and tenders herewith payment of the purchase price for such shares in full, together with all applicable transfer taxes, if any.

~~0 The net issue exercise provisions of Section 2(b) of the attached warrant.~~

(3) **Stock.** Please make a book entry and, if the shares are certificated, issue a certificate or certificates representing the shares in the name of:

X The undersigned

0 Other—Name: ______________________

Address: ______________________

____

(4) **Unexercised Portion of the Warrant.** Please issue a new warrant for the unexercised portion of the attached warrant in the name of:

0 The undersigned

0 Other—Name: ______________________

Address ______________________

:

____

X Not applicable

(5) **Investment Intent.** The undersigned represents and warrants that the aforesaid shares are being acquired for investment for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and that the undersigned has no present intention of selling, granting any participation in, or otherwise distributing the shares, nor does it have any

contract, undertaking, agreement or arrangement for the same, and all representations and warranties of the undersigned set forth in Section 11 of the attached warrant are true and correct as of the date hereof.

(6) **Investment Representation Statement.** The undersigned has executed, and delivers herewith, an Investment Representation Statement in a form substantially similar to the form attached to the warrant as Exhibit A-1.

(7) **Consent to Receipt of Electronic Notice.** Subject to the limitations set forth in Delaware General Corporation Law §232(e), the undersigned consents to the delivery of any notice to stockholders given by the Company under the Delaware General Corporation Law or the Company's certificate of incorporation or bylaws by (i) facsimile telecommunication to the facsimile number provided below (or to any other facsimile number for the undersigned in the Company's records), (ii) electronic mail to the electronic mail address provided below (or to any other electronic mail address for the undersigned in the Company's records), (iii) posting on an electronic network together with separate notice to the undersigned of such specific posting or (iv) any other form of electronic transmission (as defined in the Delaware General Corporation Law) directed to the undersigned. This consent may be revoked by the undersigned by written notice to the Company and may be deemed revoked in the circumstances specified in Delaware General Corporation Law §232.

[ENTITY_NAME]

(*Print name of the warrant holder*)

Investor Signature

(*Signature*)

[INVESTOR TITLE]

(*Name and title of signatory, if applicable*)

[EFFECTIVE DATE]

(*Date*)

(*Fax number*)

(*Email address*)

EXHIBIT A-1

INVESTMENT REPRESENTATION STATEMENT
AND
MARKET STAND-OFF AGREEMENT

INVESTOR: [ENTITY_NAME]

COMPANY: HEALTH CARE ORIGINALS, INC.

SECURITIES: THAT CERTAIN WARRANT (THE "***WARRANT***") AND THE SECURITIES ISSUED OR ISSUABLE UPON EXERCISE THEREOF

DATE: [EFFECTIVE DATE]

In connection with the purchase or acquisition of the above-listed Securities, the undersigned Investor represents and warrants to, and agrees with, the Company as follows:

1. **No Registration.** The Investor understands that the Securities have not been, and will not be, registered under the Securities Act of 1933, as amended (the "***Securities Act***"), by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the *bona fide* nature of the investment intent and the accuracy of the Investor's representations as expressed herein or otherwise made pursuant hereto.

2. **Investment Intent.** The Investor is acquiring the Securities for investment for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, any distribution thereof. The Investor has no present intention of selling, granting any participation in, or otherwise distributing the Securities, nor does it have any contract, undertaking, agreement or arrangement for the same.

3. **Investment Experience.** The Investor has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company, and has such knowledge and experience in financial or business matters so that it is capable of evaluating the merits and risks of its investment in the Company and protecting its own interests.

4. **Speculative Nature of Investment.** The Investor understands and acknowledges that the Company has a limited financial and operating history and that its investment in the Company is highly speculative and involves substantial risks. The Investor can bear the economic risk of its investment and is able, without impairing its financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of its investment.

5. **Access to Data.** The Investor has had an opportunity to ask questions of officers of the Company, which questions were answered to its satisfaction. The Investor believes that it has received all the information that it considers necessary or appropriate for deciding whether to acquire the Securities. The Investor understands that any such discussions, as well as any information issued by the Company, were intended to describe certain aspects of the Company's business and prospects, but were not necessarily a thorough or exhaustive description. The Investor acknowledges that any business plans prepared by the Company have been, and continue to be, subject to change and that any projections included in such business

plans or otherwise are necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the projections will not materialize or will vary significantly from actual results.

6. **[Reserved]**.

7. **Residency.** The residency of the Investor (or, in the case of a partnership or corporation, such entity's principal place of business) is correctly set forth on the signature page hereto.

8. **Restrictions on Resales.** The Investor acknowledges that the Securities must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available. The Investor is aware of the provisions of Rule 144 promulgated under the Securities Act, which permit resale of shares purchased in a private placement subject to the satisfaction of certain conditions, which may include, among other things, the availability of certain current public information about the Company; the resale occurring not less than a specified period after a party has purchased and paid for the security to be sold; the number of shares being sold during any three-month period not exceeding specified limitations; the sale being effected through a "broker's transaction," a transaction directly with a "market maker" or a "riskless principal transaction" (as those terms are defined in the Securities Act or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder); and the filing of a Form 144 notice, if applicable. The Investor acknowledges and understands that the Company may not be satisfying the current public information requirement of Rule 144 at the time the Investor wishes to sell the Securities and that, in such event, the Investor may be precluded from selling the Securities under Rule 144 even if the other applicable requirements of Rule 144 have been satisfied. The Investor understands and acknowledges that, in the event the applicable requirements of Rule 144 are not met, registration under the Securities Act or an exemption from registration will be required for any disposition of the Securities. The Investor understands that, although Rule 144 is not exclusive, the Securities and Exchange Commission has expressed its opinion that persons proposing to sell restricted securities received in a private offering other than in a registered offering or pursuant to Rule 144 will have a substantial burden of proof in establishing that an exemption from registration is available for those offers or sales and that those persons and the brokers who participate in the transactions do so at their own risk.

9. **No Public Market.** The Holder understands and acknowledges that no public market now exists for any of the securities issued by the Company and that the Company has made no assurances that a public market will ever exist for the Company's securities.

10. **Brokers and Finders.** The Investor has not engaged any brokers, finders or agents in connection with the Securities, and the Company has not incurred nor will incur, directly or indirectly, as a result of any action taken by the Investor, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with the Securities.

11. **Legal Counsel.** The Investor has had the opportunity to review the Warrant, the exhibits and schedules attached thereto and the transactions contemplated by the Warrant with its own legal counsel. The Investor is not relying on any statements or representations of the Company or its agents for legal advice with respect to this investment or the transactions contemplated by the Warrant.

12. **Tax Advisors.** The Investor has reviewed with its own tax advisors the U.S. federal, state and local and non-U.S. tax consequences of this investment and the transactions contemplated by the Warrant. With respect to such matters, the Investor relies solely on such advisors and not on any statements or representations of the Company or any of its agents, written or oral. The Investor understands that it (and not the Company) shall be responsible for its own tax liability that may arise as a result of this investment or the transactions contemplated by the Warrant.

13. **No "Bad Actor" Disqualification.** Neither (i) the Investor, (ii) any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members, nor (iii) any beneficial owner of any of the Company's voting equity securities (in accordance with Rule 506(d) of the Securities Act) held by the Investor is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act, except as set forth in Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed, reasonably in advance of the purchase or acquisition of the Securities, in writing in reasonable detail to the Company.

(*signature page follows*)

The Investor is signing this Investment Representation Statement on the date first written above.

INVESTOR

[ENTITY_NAME]

(*Print name of the investor*)

Investor Signature

(*Signature*)

[INVESTOR TITLE]

(*Name and title of signatory, if applicable*)

(*Street address*)

(*City, state and ZIP*)

EXHIBIT B

ASSIGNMENT FORM

ASSIGNOR: ______________________________

COMPANY: HEALTH CARE ORIGINALS, INC.

WARRANT: THE CERTAIN WARRANT TO PURCHASE SHARES OF SERIES SEED-4 PREFERRED STOCK (THE "***WARRANT***")

DATE: ______________________

(1) **Assignment.** The undersigned registered holder of the Warrant ("***Assignor***") assigns and transfers to the assignee named below ("***Assignee***") all of the rights of Assignor under the Warrant, with respect to the number of shares set forth below:

Name of Assignee: ______________________________

Address of Assignee: ______________________________

____

Number of Shares Assigned: ______________________________

and does irrevocably constitute and appoint ______________________ as attorney to make such transfer on the books of Health Care Originals, Inc., maintained for the purpose, with full power of substitution in the premises.

(2) **Obligations of Assignee.** Assignee agrees to take and hold the Warrant and any shares of stock to be issued upon exercise of the rights thereunder (the "***Securities***") subject to, and to be bound by, the terms and conditions set forth in the Warrant to the same extent as if Assignee were the original holder thereof.

(3) **Investment Intent.** Assignee represents and warrants that the Securities are being acquired for investment for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and that Assignee has no present intention of selling, granting any participation in, or otherwise distributing the shares, nor does it have any contract, undertaking, agreement or arrangement for the same, and all representations and warranties set forth in Section 11 of the Warrant are true and correct as to Assignee as of the date hereof.

(4) **Investment Representation Statement.** Assignee has executed, and delivers herewith, an Investment Representation Statement in a form substantially similar to the form attached to the Warrant as Exhibit A-1.

(5) **Series Seed Transaction Documents.** Assignee has executed, and delivers herewith, each of the counterpart signature page(s) and/or joinder(s) required to become a party to the Rights Agreement, the Voting Agreement, and the Co-Sale Agreement.

(6) **No "Bad Actor" Disqualification.** Neither (i) Assignee, (ii) any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members, nor (iii) any beneficial owner of any of the Company's securities held or to be held by Assignee is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act of 1933, as amended (the "***Securities Act***"), except as set forth in Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed, reasonably in advance of the transfer of the Securities, in writing in reasonable detail to the Company.

Assignor and Assignee are signing this Assignment Form on the date first set forth above.

ASSIGNOR	**ASSIGNEE**
____________________	____________________
(Print name of Assignor)	*(Print name of Assignee)*
____________________	____________________
(Signature of Assignor)	*(Signature of Assignee)*
____________________	____________________
(Print name of signatory, if applicable)	*(Print name of signatory, if applicable)*
____________________	____________________
(Print title of signatory, if applicable)	*(Print title of signatory, if applicable)*
Address:	Address:
____________________	____________________
____________________	____________________